News Release

For Immediate Release

WEST FRASER ANNOUNCES THIRD QUARTER 2022 RESULTS
VANCOUVER, B.C., October 26, 2022 – West Fraser Timber Co. Ltd. ("West Fraser" or the "Company") (TSX and NYSE: WFG) reported today the third quarter results of 2022 ("Q3-22"). All dollar amounts in this news release are expressed in U.S. dollars unless noted otherwise.
Third Quarter Highlights
•Sales of $2.088 billion and earnings of $216 million, or $2.50 per diluted share
•Adjusted EBITDA1 of $426 million, representing 20% of sales
•Lumber segment Adjusted EBITDA1 of $160 million, including $81 million of export duty recovery
•North America Engineered Wood Products (“NA EWP”) segment Adjusted EBITDA1 of $215 million
•Pulp & Paper segment Adjusted EBITDA1 of $29 million
•Europe Engineered Wood Products (“Europe EWP”) segment Adjusted EBITDA1 of $24 million
•Repurchased 2.224 million shares for aggregate consideration of $182 million

1.Adjusted EBITDA is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
“West Fraser generated solid financial results in the third quarter of 2022 and returned more than $200 million of capital to shareholders through share repurchases and a quarterly dividend. Overall, West Fraser continues to benefit from product and geographic diversity and a track record of disciplined capital allocation,” said Ray Ferris, West Fraser’s President & CEO. “We saw considerable improvement in the transportation challenges that had impacted our business earlier this year. However, ongoing inflationary cost pressures and slowing demand for many of our key products impacted our financial results this quarter. Our team continues to prioritize financial discipline as we navigate near-term market uncertainties to ensure we are best positioned to take advantage of the more favourable demand markets we envision over the medium and longer term.”
“To that end, with the support of the local community, we are pleased to announce the planned addition of a new state-of-the-art lumber manufacturing complex with the brownfield development at our Henderson, Texas facility. This project is another important step in our strategy of optimizing our lumber portfolio by continuously driving cost efficiency through deployment of advanced technologies utilized by our skilled and engaged teams.”

Results Summary
Third quarter sales were $2.088 billion, compared to $2.887 billion in the second quarter of 2022. Third quarter earnings were $216 million, or $2.50 per diluted share, compared to $762 million, or $7.59 per diluted share in the second quarter of 2022. Third quarter Adjusted EBITDA1 was $426 million compared to $1,124 million in the second quarter of 2022.

Liquidity and Capital Allocation
Cash and short-term investments decreased to $1.323 billion at September 30, 2022 from $1.568 billion at December 31, 2021.
Capital expenditures in the third quarter were $147 million.
We paid $27 million of dividends in the third quarter, or $0.30 per share, and declared a $0.30 per share dividend payable in the fourth quarter.
In the third quarter of 2022, we repurchased 2,223,633 shares under our Normal Course Issuer Bid (“NCIB”) for aggregate consideration of $182 million. As of October 25, 2022, 9,725,139 shares have been repurchased under the current NCIB, leaving 468,861 shares available to purchase at our discretion until the expiry of the NCIB.
As of October 25, 2022, we have repurchased for cancellation 39,272,933 of the Company’s Common shares since the closing of the Norbord acquisition on February 1, 2021 through the completion of the 2021 SIB and the 2022 SIB as well as normal course issuer bids, equalling 72% of the shares issued in respect of the Norbord Acquisition.
Outlook
Markets
Several key trends that have served as positive drivers in recent years are expected to continue to support medium and longer-term demand for new home construction in North America.
The most significant uses for our North America lumber, OSB and wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium-term, we expect that an aging housing stock, lagging completions of previously started new home construction and greater acceptance of work-from-home practices may help to offset near-term headwinds and spur repair and renovation spending that supports lumber, plywood and OSB demand. Over the longer-term, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant demand growth driver for wood building products in North America.
The seasonally adjusted annualized rate of U.S. housing starts averaged 1.44 million units in September 2022, with permits issued averaging 1.56 million units, according to the U.S. Census Bureau. However, demand for new home construction and our wood building products may decline in the near-term should interest rates continue to rise and consumer sentiment and housing affordability continue to be impacted.
The demand for our European products is also expected to remain robust over the longer-term as use of OSB as an alternative to plywood continues to grow, and an aging housing stock supports long-term repair and renovation spending and additional demand for our wood building products. Near-term challenges, including rising interest rates, ongoing geopolitical developments and inflationary pressures, are expected to cause a temporary slowing of demand for our products in Europe, however, we are confident that we will be able to navigate through these periods and capitalize on opportunities for long-term growth ahead.
Operations
The extent of transportation challenges experienced in Western Canada earlier in 2022 was more acute and of longer duration than originally anticipated, and as such we had reduced production at a number of our lumber facilities in Western Canada to account for these constraints. More recently these transportation challenges have eased, however, we have experienced continued slowing of demand, in part owing to the transition into the seasonally slower fall construction period. Given this combination of factors, we now expect our SPF lumber shipments for 2022 to be modestly below the bottom end of the prior guidance range of approximately 2.8 to 3.0 billion board feet while we reiterate expectations for our 2022 SYP shipments to be approximately 3.0 to 3.2 billion board feet. On October 1, 2022, stumpage rates decreased in B.C. due to the market-based adjustments related to lumber prices, and in the current commodity price environment, B.C. stumpage rates are expected to decrease again early in 2023. Despite falling lumber prices we expect U.S. log costs to remain elevated in a number of our operating regions over the next several quarters.
In our NA EWP segment, transportation and logistics constraints across North America showed signs of improvement in the third quarter, though we continue to see signs of slowing demand for our products. Therefore, we reaffirm expectations for OSB shipments in 2022 to be approximately 5.9 to 6.2 billion square feet (3/8-inch basis). We also continue to expect that input costs for the NA EWP business will remain elevated in the near-term, due primarily to high energy and resin costs. Work at the Allendale OSB facility is ongoing to prepare the mill for an eventual restart when warranted by customer demand. We continue to expect the capital investment for the project to be approximately 10% above the original estimate of $70 million and project completion to be by the end of the first quarter of 2023.
We do not expect to increase our Pulp & Paper segment shipments in 2022.
Given ongoing inflationary and macroeconomic challenges in Europe, including the Russia-Ukraine conflict, we expect OSB shipments for our Europe EWP segment in 2022 to be at the bottom end of the range of our guidance of approximately 1.0 to 1.2 billion square feet (3/8-inch basis). Input costs for the Europe EWP business are expected to remain elevated in the near-term, due primarily to higher electricity, energy and resin costs.
Across much of our supply chain, we continue to experience greater than usual inflationary cost pressures and availability constraints for labour, raw materials such as resins and chemicals, transportation and energy. We expect these factors to persist through the remainder of 2022 and into 2023.
Last quarter we indicated that capital spending was expected to be near the bottom end of the $500 million to $600 million guidance range. However, based on our current outlook and owing to lengthening lead times for projects underway or planned, we anticipate that there will be a carryover of capital spending into 2023 for projects in progress, and as such we now expect to invest approximately $450 million in 20221.

1.This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Modernization of Henderson Lumber Manufacturing Complex
As part of West Fraser’s ongoing modernization plans, the Company is undertaking a brownfield re-development of its facility in Henderson, Texas. Similar to the Opelika, Alabama and Dudley, Georgia modernizations in recent years, the Company is planning to construct the new mill next to the existing Henderson mill in order to leverage the positive attributes of the local ecosystem, including a robust fibre basket, close proximity to key end-markets, a strong workforce, and existing residuals outlets and transportation infrastructure. Capital investment for the new mill is an estimated $255 million with construction start expected in Q4-22 and mill start-up planned for Q2-24; full run-rate production is not anticipated before 2025. Many of the latest technologies will be incorporated into the new mill, helping to reduce unit costs, increase product flexibility and improve employee working conditions and safety. Solar panels will also be incorporated at the facility in order to reduce emissions. Capacity of the new mill is anticipated to be 275 MMfbm, an approximate doubling of the existing mill’s annual capacity, with the mill’s mid-cycle EBITDA estimated to increase nearly four-fold, supporting a projected 12% after-tax internal rate of return.
MD&A
Our Q3-22 MD&A and unaudited interim condensed consolidated financial statements and accompanying notes are available on our website at www.westfraser.com and the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) website at www.sec.gov/edgar.shtml under the Company’s profile.
Sustainability Report
West Fraser’s 2021 Sustainability Report is available on the Company’s website at www.westfraser.com. This report reviews the Company’s key Environmental, Social, and Governance ("ESG") performance and includes information aligned with the Sustainable Accounting Standards Board ("SASB"), Global Reporting Initiative ("GRI"), the Task Force on Climate-Related Disclosures ("TFCD") and CDP (formerly the Carbon Disclosure Project).
Risks and Uncertainties
Risk and uncertainty disclosures are included in our 2021 annual MD&A, as updated by the disclosures in our Q3-22 MD&A, as well as in our public filings with securities regulatory authorities. See also the discussion of “Forward-Looking Statements” below.
Conference Call
West Fraser will hold an analyst conference call to discuss the Company’s Q3-22 financial and operating results on Thursday, October 27, 2022, at 8:30 a.m. Pacific Time (11:30 a.m. Eastern Time). To participate in the call, please dial: 1-888-390-0605 (toll-free North America) or 416-764-8609 (toll) or connect on the webcast. The call and an earnings presentation may also be accessed through West Fraser’s website at www.westfraser.com. Please let the operator know you wish to participate in the West Fraser conference call chaired by Mr. Ray Ferris, President and Chief Executive Officer.
Following management’s discussion of the quarterly results, investors and the analyst community will be invited to ask questions. The call will be recorded for webcasting purposes and will be available on the West Fraser website at www.westfraser.com.

About West Fraser
West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States (“U.S.”), the United Kingdom (“U.K.”), and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.
Forward-Looking Statements
This news release includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.
Forward-looking statements included in this news release include references to the following and their impact on our business:
•Demand in North American and European markets for our products, including demand from new home construction and repairs and renovations, the impact of rising interest rates and inflationary pressures and the growing penetration of mass timber;
•Disruptions in transportation services, and expectations as to the availability of transportation services;
•Operation guidance, including projected shipments, inflationary cost pressures on our input costs, stumpage rates and U.S. South log costs, projected capital expenditures and the timing, costs and potential return on investment of the restart of the Allendale OSB facility and the modernization of the Henderson mill; and
•Plans for brownfield re-development and modernization of our facility in Henderson, Texas, including any expectations around project timelines, capital investment, capacity, solar panel emission reduction, EBITDA impact and projected after-tax internal rate of return.

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the impact of the conflict in the Ukraine;
•continued increases in interest rates and inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•risks inherent to product concentration and cyclicality;

•effects of competition for logs and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards;
•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, the impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services and the continuation of transportation constraints in Western Canada;
•transportation constraints may continue to negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including wildfires and any state of emergency and/or evacuation orders issued by governments and ongoing relations with employees;
•risks inherent to customer dependence;
•impact of future cross border trade rulings or agreements;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•the impact of the COVID-19 pandemic on our operations and on customer demand, supply and distribution and other factors;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions and our ability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•continued governmental approvals and authorizations to access timber supply;
•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of its suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures;
•impact of any product liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•investigations, claims and legal and tax proceedings covering matters in the ordinary course of business activities that are subject to various uncertainties which if resolved unfavourably may result in a loss to the Company;
•effects of currency exposures and exchange rate fluctuations;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued integration of the Norbord business;
•continued access to timber supply in the traditional territories of Indigenous Nations;
•the risks and uncertainties described in our 2021 Annual MD&A and Q3-22 MD&A; and
•other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.

In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in our 2021 MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Non-GAAP and Other Specified Financial Measures
Throughout this news release, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), and (ii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors with regard to operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS and do not have standardized meanings prescribed by IFRS. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures is provided in the tables set forth below.
Adjusted EBITDA and Adjusted EBITDA by segment

Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other.

Adjusted EBITDA by segment is defined as segment earnings before tax determined for each reportable segment in accordance with IFRS adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: finance expense, amortization, equity-based compensation, restructuring and impairment charges, and other.

EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure, earnings.

Quarterly Adjusted EBITDA
($ millions)

	Q3-22	Q2-22
Earnings	216	762
Finance (income) expense, net	(3)	3
Tax provision	80	240
Amortization	140	144
Equity-based compensation	5	(1)
Other	(12)	(24)
Adjusted EBITDA	426	1,124

The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS measures for each of our reportable segments. We consider that segment earnings before tax is the most directly comparable measure for Adjusted EBITDA by segment, given we do not allocate consolidated tax amounts across our reportable segments.

Quarterly Adjusted EBITDA by segment
($ millions)

Q3-22	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	$127	$144	$22	$13	$(10)	$296
Finance (income) expense, net	(5)	2	1	—	(1)	(3)
Amortization	45	71	9	12	3	140
Equity-based compensation	—	—	—	—	5	5
Other	(7)	(2)	(3)	(1)	1	(12)
Adjusted EBITDA by segment	$160	$215	$29	$24	$(2)	$426

Q2-22	Lumber	North America EWP	Pulp & Paper	Europe EWP	Corporate & Other	Total
Earnings before tax	$414	$548	$(8)	$45	$3	$1,002
Finance (income) expense, net	(1)	3	—	(2)	3	3
Amortization	44	78	8	12	2	144
Equity-based compensation	—	—	—	—	(1)	(1)
Other	(8)	(6)	(3)	(1)	(6)	(24)
Adjusted EBITDA by segment	$449	$623	$(3)	$54	$1	$1,124
Expected capital expenditures
This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for 2022 based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, projects focused on optimization and automation of the manufacturing process, and projects to reduce greenhouse gas emissions. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in the Company’s 2021 Annual MD&A and Q3-22 MD&A.
For More Information
Investor Contact
Robert B. Winslow, CFA
Director, Investor Relations & Corporate Development
Tel. (416) 777-4426
shareholder@westfraser.com
Media Contact
Joyce Wagenaar
Director, Communications
Tel. (604) 817-5539
media@westfraser.com